UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33143

AmTrust Financial Services, Inc.
NEW YORK STOCK EXCHANGE LLC

(Exact name of Issuer as specified in its charter,
and name of Exchange where security is listed and/or registered)

59 Maiden Lane
43rd Floor
New York, New York 10038
(212) 220-7120

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

6.75% Non-Cumulative Preferred Stock, Series A
Depositary Shares, each representing 1/40th of a share of 7.25% Non-Cumulative Preferred Stock, Series B
Depositary Shares, each representing 1/40th of a share of 7.625% Non-Cumulative Preferred Stock, Series C
Depositary Shares, each representing 1/40th of a share of 7.50% Non-Cumulative Preferred Stock, Series D
Depositary Shares, each representing 1/40th of a share of 7.75% Non-Cumulative Preferred Stock, Series E
Depositary Shares, each representing 1/40th of a share of 6.95% Non-Cumulative Preferred Stock, Series F
7.25% Subordinated Notes due 2055
7.50% Subordinated Notes due 2055

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, AmTrust Financial Services, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 28, 2019	By:	/s/ Stephen Ungar	Senior Vice President, General Counsel and Secretary
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.